As filed with the Securities and Exchange Commission on October 2, 2000.
Registration No. 000-30570 ===================================================================================

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
--------------------------------

FORM 10-SB/A
POST-EFFECTIVE AMENDMENT NO. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Phoenix Metals U.S.A. II, Inc.
-------------------------------------------------------------------------------------------------------------------------------
(Name of Small Business Issuer in its charter)

Nevada ----------------------------------------- (State or other jurisdiction of incorporation or organization)	95-4571729 ------------------------------------- (I.R.S. Employer Identification No.)

801 South Rampart Boulevard, Suite 178 Las Vegas, Nevada ----------------------------------------- (Address of principal executive offices)	89128 ------------------------------------- (Zip Code)

Issuer's telephone number,	(702) 947-2178 -----------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
--------------------------------------	-------------------------------------
--------------------------------------	-------------------------------------

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.0001 -----------------------------------------------------------------------------------------------------------------
(Title of class)
-----------------------------------------------------------------------------------------------------------------
(Title of class)

          This Post-Effective Amendment No. 2 (this "Amendment") is being filed for the purpose of amending the registration statement on Form 10-SB/A of Phoenix Metals U.S.A. II, Inc. filed with the Securities and Exchange Commission on May 24, 2000 effective on July 24, 2000. Specifically, this Amendment is being filed to amend Part II, Item 4 - Recent Sales of Unregistered Securities and Part F/S. All other items of the registration statement on Form 10-SB/A remain unchanged.

Item 4.          Recent Sales of Unregistered Securities

          In the past three years, the Company has issued unregistered securities in the following six instances:

                      (a)          On January 3, 1998, the Company issued 5,000,000 shares of common stock to Ms. Flaherty, Chairperson of the Board, Secretary and Treasurer of the Company, in exchange for mineral and patent rights and mining claims. On the next trading day following the date of issuance, the price per share of the Company's common stock opened, reached a high and closed on the OTC BB at $1.375.

                      (b)          On January 3, 1998, the Company issued 5,000,000 shares of common stock to Mr. Flaherty, a director and President of the Company, in exchange for patent rights and mining claims. On the next trading day following the date of issuance, the price per share of the Company's common stock opened, reached a high and closed on the OTC BB at $1.375.

                      (c)          On or around November 12, 1999, the Company issued an aggregate of 55,000,000 shares of common stock to Robert F. & Diana L. Flaherty, Inc., in exchange for certain rights to existing third-party contracts. In February 2000, the Company rescinded the transaction and the issuance. Subsequently, 55,000,000 shares of common stock were transferred by the Flahertys to the Company and cancelled. On the date of issuance, the price per share of the Company's common stock opened, reached a high and closed on the OTC BB at $0.75.

                      (d)          On November 15, 1999, the Company issued 3,000,000 shares of common stock to Robert F. & Diana L. Flaherty, Inc. in exchange for cash advances, plus accrued interest, to the Company totaling $3,262,891. While the Company was originally obligated to repay the advances in cash, pursuant to an amendment to the Advance Agreement, the Company was permitted to settle the debt and accrued interest at its option for equity securities of the Company. Accordingly, these obligations were settled for restricted shares of common stock with a 16% discount from the following trading day's closing price. On the next trading day following the date of issuance, the price per share of the Company's common stock opened on the OTC BB at $0.812, reached a high of $1.062 and closed at $1.031.

                      (e)          On August 25, 1999, the Company issued 300,000 shares of common stock to Michael Gardiner for the aggregate consideration of $90,000. The shares were sold at a price of $0.30 per share. This was a negotiated transaction between the Company and Mr. Gardiner. On the date of issuance, the price per share of the Company's common stock opened, reached a high and closed on the OTC BB at $0.29.

                      (f)          On January 24, 2000, the Company issued 2,000,000 shares of common stock to Arthur Porter to secure a letter of credit in the amount of $1,000,000. In March 2000, the Company rescinded the transaction and the issuance as it was made in error since it was intended to be a private transaction between the Flahertys and Mr. Porter not involving the Company in any manner whatsoever. The stock to secure the letter of credit was to come from the holdings of Robert F. & Diana L. Flaherty, Inc. and not an issuance by the Company. Subsequently, Mr. Porter returned the stock to the Company for cancellation. On the date of issuance, the price per share of the Company's common stock opened, reached a high and closed on the OTC BB at $0.656.

          All funds received by the Company from the sales of the Company's common stock were used for working capital and overhead expenses including, without limitation, rent for the Company's office space, utilities, payroll and research and development activities. No underwriters, brokers or dealers were used in connection with the above sales.

          All of the above sales of the Company's common stock were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2).

PART F/S

INDEPENDENT AUDITORS' REPORT

Board of Directors
Phoenix Metals U.S.A. II, Inc.
Las Vegas, Nevada

We have audited the balance sheet of Phoenix Metals U.S.A. II, Inc. (a development stage enterprise) as of June 30, 1999, and the related statements of development stage operations, stockholders' equity (deficiency) and cash flows for each of the two years and for the cumulative period from July 1, 1993, then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Metals U.S.A. II, Inc. as of June 30, 1999, and the results of its development stage operations and its cash flows for each of the two years and for the cumulative period from July 1, 1993, then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, the Company's ability to commence operations is dependent upon the successful completion of its research and development and continued advances from stockholders or other financing or capital investments. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Piercy, Bowler, Taylor & Kern

/s/ Piercy, Bowler, Taylor & Kern

November 19, 1999
Las Vegas, Nevada

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
BALANCE SHEETS
	June 30, 1999 --------------	March 31, 2000 -------------- (Unaudited)
ASSETS

Current assets:
Cash	$ 89,629
Inventories	105,106	$ 101,053
Prepaid expenses	47,435 ----------------	9,209 ----------------
	242,170	110,262

Property and equipment, net of accumulated depreciation	1,063,725	1,116,946
Mining claims and mineral ore rights	1,712,144	1,712,144
Other	21,857 ----------------	6,805 ----------------
	$ 3,039,896 ==========	$ 2,946,157 ==========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)

Current liabilities:

Current portion of long-term debt	$ 16,364	$ 18,077
Notes payable	32,368	25,544
Accounts payable	38,547	22,518
Accrued expenses	16,215 ------------------	7,024 -----------------
	103,494 ------------------	73,163 -----------------

Long-term debt, net of current portion	55,789 -----------------	60,205 -----------------
Advances from stockholders, including accrued interest	3,263,191 -----------------	682,449 -----------------

Stockholder's equity (deficiency):

Preferred stock, (preferences to be determined by the Board of Directors upon issuance), $0.01 par value, 30,000,000 shares authorized, none issued

Common stock, $0.0001 par value, 300,000,000 and 500,000,000 shares authorized, 179,446,168 and 182,746,168 issued and outstanding	17,945	18,275
Additional paid-in capital	3,008,057	6,435,918
Deficit accumulated in the development stage	(3,407,080)	(4,323,853)
Less stock subscription receivable	(1,500) -------------------	-----------------
	(382,578) -------------------	2,130,340 -----------------
	$ 3,039,896 ===========	$ 2,946,157 ===========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
STATEMENTS OF OPERATIONS
For the Years Ended June 30, 1999 and 1998,
the Nine-Month Periods Ended March 31, 2000 and 1999 and
the Cumulative Periods from July 1, 1993, through June 30, 1999 and March 31, 2000

Unaudited ----------------------------------------------------------------------
			Cumulative July 1, 1993 through June 30, 1999 --------------------	Nine-month periods ended March 31, ---------------------------------------------		Cumulative July 1, 1993 through March 31, 2000 ----------------------
Year ended June 30, ----------------------------------------------
	1999 -------------------	1998 -----------------		2000 ------------------	1999 ----------------
Research and development	$ 617,169	$ 368,093	$ 1,757,660	$ 303,983	$ 469,024	$ 2,061,643
Depreciation	64,992	42,451	118,708	63,637	43,328	182,345
General and administrative	296,716 -------------------	246,909 -------------------	1,150,497 ------------------	466,614 -------------------	193,712 ------------------	1,617,111 ---------------------
	978,877	657,453	3,026,865	834,234	706,064	3,861,099
Other expense:

Interest	143,165	78,247	380,215	82,539	118,026	462,754
	--------------------	-------------------	-------------------	-------------------	-------------------	---------------------
Net loss	$ 1,122,042 ============	$ 735,700 ===========	$ 3,407,080 ===========	$ 916,773 ===========	$ 824,090 ===========	$ 4,323,853 ============

Net loss per common share	$ 0.006 ============	$ 0.004 ===========	$ 0.024 ===========	$ 0.005 ===========	$ 0.005 ===========	$ 0.030 ===========

Weighted average number of common shares outstanding	179,446,168 ============	174,446,168 ===========	141,257,432 ===========	181,037,473 ===========	179,446,168 ===========	145,677,437 ============

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIENCY)
For the Years Ended June 30, 1999 and 1998,
the Nine-Month Period Ended March 31, 2000 (Unaudited),
and the Cumulative Period from July 1, 1993 through June 30, 1997

	Common Stock -------------------------------		Additional paid-in	Deficit accumulated during the development	Stock subscriptions
	Shares ----------------	Par value ----------------	capital -------------------	stage ---------------------	receivable ------------------	Total -----------------
From July 1, 1993, through June 30, 1997 Balances, July 1, 1993	962,288	$ 96	$ 547,717	$ (999,608)		$ (451,795)
Stock issuances in connection with change in control and restructuring of business
Issuance of common stock to new principal stockholders in exchange for land use, mining claims and mineral ore rights in connection with and shortly after change in control	24,532,712	2,453	1,772,547			1,775,000
Quasi-reorganization			(999,608)	999,608		-
Other issuances of common stock to principal stockholders in exchange for ore reserves and other nonmonetary operating assets	137,754,232	13,776	(13,776)
Issuances of common stock to former controlling stockholder in settlement of related party debt	200,000	20	484,827			484,847
Stock sales to unrelated parties for cash and subscriptions receivable	5,996,936	600	617,350		(11,700)	606,250
Contributed services, officer/shareholders			400,000			400,000
Net loss				(1,549,338)		(1,549,338)
Stock subscription payments received	--------------	-----------------	-----------------	-----------------	5,400 ----------------	5,400 ----------------
Balances, June 30, 1997	169,446,168	16,945	2,809,057	(1,549,338)	(6,300)	1,270,364
Issuances of common stock to principal stockholders for patents and other intellectual property	10,000,000	1,000	(1,000)			-
Contributed services, officer/shareholders			100,000			100,000
Net loss				(735,700)		(735,700)
Stock subscription payments received	--------------	-----------------	-----------------	-----------------	2,400 ----------------	2,400 ----------------
Balances, June 30, 1998	179,446,168	17,945	2,908,057	(2,285,038)	(3,900)	637,064
Contributed services, officer/shareholders			100,000			100,000
Net loss				(1,122,042)		(1,122,042)
Stock subscription payments received	--------------	-----------------	-----------------	-----------------	2,400 ----------------	2,400 ----------------
Balances, June 30, 1999 From July 1 through March 31, 2000 (unaudited)	179,446,168	17,945	3,008,057	(3,407,080)	(1,500)	(382,578)
Issuances of common stock in payment of stockholders' advances and related accrued interest	3,000,000	300	3,262,891			3,263,191
Stock sale to unrelated party for subscription receivable	300,000	30	89,970		(90,000)	-
Contributed services, officer/shareholders			75,000			75,000
Net loss				(916,773)		(916,773)
Stock subscription payments received	-------------	-----------------	-----------------	-----------------	91,500 ----------------	91,500 ----------------
Balances, March 31, 2000	182,746,168 =========	$ 18,275 ==========	$ 6,435,918 ==========	$ (4,323,853) ===========	$ - ==========	$ 2,130,340 ==========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 1999 and 1998,
the Nine-Month Periods Ended March 31, 2000 and 1999, and
the Cumulative Periods from July 1, 1993, through June 30, 1999 and March 31, 2000 (Unaudited)
				Unaudited ----------------------------------------------------------------------------
			Cumulative
			July 1, 1993			Cumulative
			through	Nine-month periods		July 1, 1993,
	Year ended June 30, ---------------------------------------------		June 30,	ended March 31, ------------------------------------------------		through
	1999 -------------------	1998 -------------------	1999 -------------------	2000 ----------------	1999 ------------------	March 31, 2000 ------------------------
Operating activities:
Net cash used in operating activities	$ (910,120) --------------------	$ (561,325) --------------------	$ (2,508,399) --------------------	$ (663,486) -----------------	$ (655,694) -------------------	$ (3,171,885) ---------------------
Investing activities:
Purchase of property and equipment	(343,164) --------------------	(112,145) -------------------	(1,093,581) -------------------	(116,858) -----------------	(270,813) ------------------	(1,210,439) ---------------------
Financing activities:
Advances from stockholders	1,281,982	730,447	2,961,993	599,910	949,421	3,561,903
Proceeds from notes payable	34,105	5,116	39,221			39,221
Repayments of notes payable	(5,757)	(5,801)	(11,558)	(6,824)	(4,020)	(18,382)
Proceeds from long-term debt	57,899		202,074	20,000	17,899	222,074
Repayments of long-term debt	(45,663)	(49,683)	(116,571)	(13,871)	(37,989)	(130,442)
Stock subscription payments received	2,400	2,400	10,200	91,500	1,400	101,700
Cash proceeds from sale of common stock	------------------	------------------	606,250 --------------------	------------------	-----------------	606,250 ---------------------
Net cash provided by financing activities	1,324,966 -------------------	682,479 ------------------	3,691,609 --------------------	690,715 ------------------	926,711 ------------------	4,382,324 ---------------------
Net increase (decrease) in cash	71,682	9,009	89,629	(89,629)	204	--
Cash, beginning	17,947 -------------------	8,938 -----------------	-- --------------------	89,629 ------------------	17,947 ----------------	-- --------------------
Cash, ending	$ 89,629 ===========	$ 17,947 ==========	$ 89,629 ==========	$ -- ==========	$ 18,151 ==========	$ -- ===========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the periods ended March 31, 2000 and 1999, is unaudited

Note 1.     Nature of activities and history:

Phoenix Metals U.S.A. II, Inc. (the Company) is engaged in research and development activities in connection with proprietary processes, fabrication of equipment, in securing all operating permits, and obtaining licenses for patents and technology relating to concentrating, smelting and separating complex refractory ores into pure refined precious and noble metals. In that regard, the Company has operated a pilot and testing facility on five acres in Nevada to mill, smelt and separate gold, silver, platinum, palladium, rhodium, osmium and iridium commercially. In this phase, the Company has developed employee and management training manuals and related procedures, formulas for processing head ore to pure metals, and engineering, fabricating and putting into operation environmentally compatible ore processing systems and facilities. The amount of ore that has been removed from the Company's ore reserves to date is insignificant and without measurable cost.

Since the Company's activities to date have involved principally the development or improvement of processes and techniques to be employed in extraction, rather than mining activities, the costs thereof are accounted for and expensed as provided for in Financial Accounting Standards Board (FASB) Statement No. 2, Research and Development Costs. In addition, pursuant to the American Institute of Certified Public Accountants' Statement of Position 98-5, Start-up Costs, the costs of all other start-up activities are expensed as incurred.

The Company is not in the exploration stage and, except to the extent described above, it is not and has not engaged, nor has it incurred any costs, in "exploration" and "development" activities, as those terms are commonly used in the mining industry (for example for prospecting, geophysical analysis, drilling or removing overburden). Accordingly, the accompanying financial statements include no capitalized costs or related amortization of such costs that might otherwise be amortizable over estimated production. Only the costs of acquiring or building physical facilities, equipment and mineral ore reserves and mining rights have been capitalized (Note 2).

The Company commenced its development stage activities during the year ended June 30, 1994, as a result of a series of transactions early in that year involving the acquisition of a controlling interest in the Company (then engaged unsuccessfully in an unrelated business and known as Imagenét Systems, Inc.) and the related transfer to the Company by its present principal officer/stockholders*of rights to certain mineral ore reserves and land use and mining rights (Note 7) in exchange for common stock. In connection with the change in control and related transactions, the Company discontinued its unrelated business and adopted "quasi-reoganization" accounting as of July 1, 1993, eliminating its then accumulated deficit of approximately $1,000,000. No revaluations of assets or liabilities were deemed necessary at the time.

__________________________
*All references to the principal officer/stockholder are intended to encompass all other entities controlled by these individuals.

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the periods ended March 31, 2000 and 1999, is unaudited

Note 2.     Summary of significant accounting policies:

Inventories

In-process inventories are stated at the lower of cost (Note 7) or net realizable value.

Property and Equipment

Property and equipment (Note 3) are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Use of Estimates

Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, some of which may require revision in future periods

Interim Period Financial Information

The interim period financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results of development stage operations and cash flows for the interim periods. The results of development stage operations for the nine-month periods ended March 31, 2000 and 1999, are not necessarily indicative of the results to be expected for a full year.

Note 3.     Property and equipment:

Property and equipment at June 30, 1999, and their estimated useful lives, consisted of:

	Cost -----------------	Lives -------------------
Land use and mining rights (Note 7) Buildings and improvements Equipment Other Less accumulated depreciation	$583,380 142,032 451,353 14,148 ----------------- 1,190,913 (127,188) ----------------- $1,063,725 ===========	15-39 years 5-7 years 3-7 years

Note 4.     Long-term debt:

Long-term debt at June 30, 1999, consisted of:

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the periods ended March 31, 2000 and 1999, is unaudited
Notes payable at 11.5-8.5%, collateralized by vehicles, payable at $1,200 monthly, due May 2000 to June 2003	$33,126
Note payable at 18.9%, collateralized by equipment, payable at $1,019 monthly, due April 2004	39,027 --------------
Less current maturities	72,153 (16,364) -------------- $55,789 =========

At June 30, 1999, maturities of long-term debt were:

Year ending June 30,
2000	$16,364
2001	15,099
2002	17,285
2003	14,009
2004	9,396 ---------------
$72,153 ==========

Note 5.     Commitments and contingencies:

Operating Leases

The Company has noncancelable operating lease agreements for administrative offices, vehicles and telephone equipment. Rental expense is included in general and administrative expenses and is not material in all periods presented

The Company's minimum future lease payments under noncancelable operating leases are as follows as of June 30, 1999:

Year ending June 30,
2000	$ 99,289
2001	101,226
2002	85,531
2003	86,012
2004	65,411

Legal Proceedings

On February 24, 1999, a default judgment was entered against the Company in the amount of $597,913. The judgment stems from a disputed transaction in the period prior to July 1, 1997. On November 29, 1999, the court entered an order increasing judgment against the Company for additional interest to $609,912. On April 24, 2000, the court entered an order granting the Company's motion for an interlocutory appeal of the default judgment. The Company plans to continue to litigate the matter fully, and, based upon the opinion of counsel, management expects the judgment will be reversed. However, since the ultimate outcome of this matter cannot be determined at this time, no provision has been made in the financial statements in its regard.

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the periods ended March 31, 2000 and 1999, is unaudited

The Company is also engaged in a dispute with the United States Department of Interior, Bureau of Land Management (BLM) over its rights of occupancy with respect to its millsite on certain public lands under the Mining Act of 1872. A hearing has been set for May 23-24, 2000, and the Company intends to vigorously defend its rights in the matter. Management cannot determine at this time the ultimate effect of this dispute on its future operations or financial condition, if any.

The Company is also party to other legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or future operations.

Environmental Obligations

The Company is obligated under federal and state legislation to perform environmental reclamation at its refinery and testing facility. Management's estimate of the costs of meeting such obligations, as approved by the state, is not material

Going Concern

The Company has accumulated a development stage deficit of $2,807,080 as of June 30, and $3,648,853 as of March 31, 2000. To protect its rights to occupy the property pending resolution of its dispute with the BLM, the Company expects to conduct only a modest level of increased processing over the next 12 months. In addition, regardless of the outcome of this matter, even if it is ultimately required or decides to move its equipment and relocate its millsite processing facilities to private land, the Company plans relatively modest capital expenditures during that time. Moreover, it does not plan to conduct significant further product research and development to transition into commercial application during the next 12 months (because it believes it is unnecessary) unless required to comply with the terms of a specific customer contract that may arise. In such event, the Company would expect to fund such activity with customer prepayments to be required under the contract. Accordingly, in all other respects the Company plans to continue to adequately fund its limited operations as may be necessary, with additional advances from its principal stockholders, who are both able and committed to provide such funding.

Note 6.     Income taxes:

Because the Company has not generated any revenues or otherwise commenced operations, and has engaged in extensive development stage activities over a period of almost seven years, it has incurred substantial losses for income tax reporting purposes, the realization of benefits of which cannot be viewed at this time as more likely than not and, accordingly, have been effectively offset by a valuation allowance.

The significant components of the Company's deferred tax assets and liabilities are as follows:

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the periods ended March 31, 2000 and 1999, is unaudited

	June 30, 1999 -----------------------	March 31, 2000 ---------------------

		(Unaudited)
Assets:
Net operating losses carried forward*	$761,652	$1,023,655
Nondeductible asset valuation adjustments	112,504	112,504
Accrued interest to principal shareholders	102,407 ------------------------	28,063 ----------------------
	976,563	1,164,222
Less valuation allowance	(951,875) ------------------------	(1,131,374) ----------------------
	24,688	32,848
Liabilities:
Depreciation	24,688 ------------------------	32,848 ----------------------

Net tax assets	$-0- ===============	$-0- =============

_______________

*     As of March 31, 2000, the Company has net operating loss carryforwards ($3,010,749) for federal income tax purposes that will expire if not used during the period beginning 2010 through 2020.

Note 7.     Related party transactions:

Advances from Stockholders

The Company's most significant source of financing has been and continues to be advances from its majority stockholders. Under a related agreement, the funds borrowed are payable on demand and accrue interest at variable rates, currently 6%, aggregating, respectively, $301,198 and $82,539 at June 30, and March 31, 2000. However, effective on November 19, 1999, the agreement relative to advances from the principal officer/stockholders was amended to provide that the obligation could be settled with the Company's equity securities. Accordingly, the total advances as of June 30, 1999, including accrued interest, were settled in full for 3,000,000 unregistered shares of the Company's common stock valued at $1.09 per share, which shares were issued on November 19, 1999. Therefore, pursuant to FASB Statement No. 6, Classification of Short-Term Obligations Expected to Be Refinanced, this obligation was retroactively reclassified as long-term as of June 30, 1999, in the accompanying balance sheet. This fair value estimate represents a 16% discount from the closing market price of the stock on the date of issue because of the size of the block and the fact that the stock is thinly traded, and because the stock is restricted. The shares are restricted in that they cannot be freely traded. For the shares to be re-sold, they must be either registered under the Securities Act of 1933, as amended, and applicable state securities laws, or satisfy the requirements for an exemption from such registration.

The Company's principal officer/stockholders and directors have served the Company in their respective roles for all periods presented without compensation. Accordingly, the financial statements include a contribution of capital and compensation expense in all periods equal to the estimated value of such donated services.

Other Issuances of Common Stock

In the fiscal year ended June 30, 1994, the principal officer/stockholders transferred to the Company, in a series of exchange transactions, various land use and mining rights, including ore reserves in Arizona and Nevada, in exchange for an aggregate of 162,286,944 shares of common stock of the Company. The

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the periods ended March 31, 2000 and 1999, is unaudited costs assigned to these assets, and the value of the common stock issued in exchange, consist of the costs incurred by the principal officer/stockholders (transferors' historical cost basis).

In addition, on several occasions, the Company's principal officer/stockholders assigned to the Company nonexclusive limited use licenses to certain patents and related intellectual property developed over a number of years for the extraction of gold, silver and platinum group metals from igneous rocks in exchange for 10,000,000 shares of common stock of the Company issued in January 1998. Neither the shares nor the assets so acquired have been valued in the balance sheet (although the shares are included as outstanding) because the costs incurred by the stockholders in developing such assets were primarily in the nature of research and development and, therefore, would have been expensed. There are no continuing royalty obligations in connection with these licenses.

In November 1999, the Company issued a total of 55,000,000 shares to its principal stockholders, which transactions were retroactively rescinded and reversed in February 2000. Accordingly, these shares were not considered in the weighted average number of shares outstanding for purposes of computing loss per share in the period ended March 31, 2000.

In connection with the 1993 change in control of the Company, obligations to the former principal stockholder were settled in full with the issuance of 200,000 shares valued at the carrying amount of these obligations.

None of the foregoing stock transactions involved any compensation for any services.

Note 8.     Financial instruments:

The carrying amounts of advances from stockholders and other financial instruments approximate their fair value because of their short maturities or because the debt bears variable or fixed interest rates that approximate current rates available on similar borrowings.

Note 9.     Supplemental cash flow information:

In connection with the change in control of the Company in 1993, the Company obtained land use rights, mining claims and mineral ores valued at $1,775,000. Other non-cash investing and financing activities consisted of acquisition of land by seller financing of $100,000 prior to July 1, 1997, and of the settlement of $3,263,191 of advances including accrued interest at June 30, 1999 from stockholders by issuing 3,000,000 shares of common stock on November 19, 1999.

Cash paid for interest during each of the periods presented was not material.

The following reconciles net loss to cash provided by operating activities:

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the periods ended March 31, 2000 and 1999, is unaudited

	Year Ended June 30, --------------------------------------------		Cumulative July 1, 1993 through June 30, 1999 --------------------	Nine-month periods ended March 31, --------------------------------------------		Cumulative July 1, 1993 through March 31, 2000 ------------------

	1999 --------------------	1998 ------------------		2000 --------------------	1999 ------------------
Net loss	$(1,122,042)	$(735,700)	$ (3,407,080)	$ (916,773)	$ (824,090)	$ (4,323,853)
Depreciation	64,992	42,451	127,188	63,637	43,328	190,825
Contributed services	100,000	100,000	600,000	75,000	75,000	675,000
(Increase) decrease in operating assets:
Inventories	(53,670)	(51,436)	(105,106)	4,053	(30,237)	(101,053)
Prepaid expenses	(37,768)	(2,553)	(47,435)	38,226	(40,452)	(9,209)
Other assets	(21,857)		(21,857)	15,052	(7,184)	(6,805)
Increase (decrease) in operating liabilities:
Accounts payable	19,820	(1,061)	28,478	(16,029)	21,267	12,449
Accrued expenses	2,364	12,228	16,215	(9,191)	(11,352)	7,024
Accrued interest to stockholders	138,041 --------------------	74,746 -------------------	301,198 ---------------------	82,539 ----------------------	118,026 -----------------	383,737 ----------------------
	$ (910,120) ============	$(561,325) ===========	$(2,508,399) ============	$(663,486) =============	$(655,694) ==========	$(3,171,885) ============

SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Company caused this Post-Effective Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Metals U.S.A. II, Inc.

Dated: October 2, 2000	By: /s/ Diana Lee Flaherty ----------------------------------------------- Diana Lee Flaherty, Chairperson of the Board of Directors, Secretary and Treasurer

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated below.

/s/ Diana Lee Flaherty --------------------------------------- Diana Lee Flaherty	Chairperson of the Board of Directors, Secretary and Treasurer	October 2, 2000

*/s/ Robert F. Flaherty --------------------------------------- Robert F. Flaherty	President and Director	October 2, 2000

By: /s/ Diana Lee Flaherty -------------------------------- Diana Lee Flaherty	Attorney-in-fact	October 2, 2000